--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO.___ )1

                                 INTERIORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, CLASS A, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    032065104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             MR. CARL F. MCWILLIAMS,
    MODEL HOME INTERIORS, INC., 10120 BACON DRIVE, BELTSVILLE, MARYLAND 20705
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                            (Page 1 of 18 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

---------------------------                          ---------------------------
    CUSIP No. 032065104           SCHEDULE 13D           Page 2 of 18 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry L. Bashore
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |X|
                                                                      (b)    |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   700,695
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  700,695
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          700,695
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.24%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
    CUSIP No. 032065104           SCHEDULE 13D           Page 3 of 18 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles R. Broderick III
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |X|
                                                                      (b)    |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   700,695
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  700,695
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          700,695
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.24%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
    CUSIP No. 032065104           SCHEDULE 13D           Page 4 of 18 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William F. Carroll
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |X|
                                                                      (b)    |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   700,695
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  700,695
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          700,695
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.24%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
    CUSIP No. 032065104           SCHEDULE 13D           Page 5 of 18 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carl F. McWilliams
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |X|
                                                                      (b)    |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   3,119,795
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  700,695
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,119,795
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.53%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This Schedule 13D is being filed by Jerry L. Bashore, Charles R. Broderick III, William F. Carroll and Carl F. McWilliams (collectively, the
"Group"). This Schedule 13D is a joint filing of the Group, pursuant to an Agreement to Joint Filing of Schedule 13D dated November 22, 2000, which is attached hereto as Exhibit A and incorporated herein.

Item 1.           Security and Issuer
                  -------------------

                  This Schedule 13D relates to the Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of Interiors, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 320 Washington Street, Mount Vernon, New York 10553.

Item 2.           Identity and Background
                  -----------------------

         Jerry L. Bashore
         ----------------

                  (A)      Jerry L. Bashore.

                  (B) Bashore's business address is Model Home Interiors, Inc., 10120 Bacon Drive, Beltsville, Maryland 20705.

                  (C) Bashore is Vice President of Sales for Model Home Interiors, Inc., a wholly-owned subsidiary of the Issuer. Model Home Interiors, Inc.'s principal business is interior merchandising, and its address is 10120 Bacon Drive, Beltsville, Maryland 20705.

                  (D) During the past five years, Bashore has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Bashore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Bashore is a citizen of the U.S.A.

         Charles R. Broderick III
         ------------------------

                  (A)      Charles R. Broderick III.

                  (B) Broderick's business address is The Bees Distributing Co., 2920 Dede Road, Finksburg, Maryland 21048.



                               Page 6 of 18 Pages

                  (C) Broderick is President of The Bees Distributing Co. The Bees Distributing Co. is a wholesale beer distributor, and its address is 2920 Dede Road, Finksburg, Maryland 21048.

                  (D) During the past five years, Broderick has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Broderick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Broderick is a citizen of the U.S.A.

         William F. Carroll
         ------------------

                  (A)      William F. Carroll.

                  (B) Carroll's business address is Model Home Interiors, Inc., 10120 Bacon Drive, Beltsville, Maryland 20705.

                  (C) Carroll is Executive Vice President of Model Home Interiors, Inc., a wholly-owned subsidiary of the Issuer. Model Home Interiors, Inc.'s principal business is interior merchandising, and its address is 10120 Bacon Drive, Beltsville, Maryland 20705.

                  (D) During the past five years, Carroll has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Carroll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Carroll is a citizen of the U.S.A.

         Carl F. McWilliams
         ------------------

                  (A)      Carl F. McWilliams.



                               Page 7 of 18 Pages

                  (B) McWilliams' business address is Model Home Interiors, Inc., 10120 Bacon Drive, Beltsville, Maryland 20705.

                  (C) McWilliams is President of Model Home Interiors, Inc., a wholly-owned subsidiary of the Issuer. Model Home Interiors, Inc.'s principal business is interior merchandising, and its address is 10120 Bacon Drive, Beltsville, Maryland 20705.

                  (D) During the past five years, McWilliams has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, McWilliams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      McWilliams is a citizen of the U.S.A.

Item 3.           Source and Amount of Funds and Other Consideration
                  --------------------------------------------------

                  The source and amount of funds or other consideration used, or to be used, by each member of the Group in acquiring beneficial ownership of shares of Class A Common Stock are set forth below.

                  Acquisition of Class A Common Stock in Merger Transaction between Model Home Interiors, Inc. and Interiors, Inc.

                  Prior to February 26, 1999, each member of the Group was a stockholder of Model Home Interiors, Inc ("Model Home"). Each member of the Group owned shares of Model Home in his own name. The members of the Group acquired shares of the common stock of Model Home for cash in 1986 in connection with the acquisition of Model Home by the members of the Group and the other former stockholders of Model Home.

                  On February 26, 1999, the Issuer acquired Model Home pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated December 31, 1998 by and among the Issuer, MHI Acquisition Corp. and Model Home (which is attached hereto as Exhibit B). The purchase price that the Issuer paid to the former stockholders of Model Home consisted of (a) $2,000,000 in cash payable at closing, (b) promissory notes of the Issuer in the aggregate principal amount of $230,766 delivered at closing to extinguish obligations of Model Home to certain of its former stockholders and (c) shares of Class A Common Stock with a fair market value of $2,300,000 payable on the 18th month anniversary of the closing,



                               Page 8 of 18 Pages
                  as described below. Each of the members of the Group received his pro rata portion of cash at closing.

                  Pursuant to the Merger Agreement, the Issuer also agreed to issue to the former stockholders of Model Home shares of Class A Common Stock with a maximum fair market value of $2,000,000 (the "Earnout Shares") upon the attainment of certain earnings goals by Model Home. Pursuant to Section 2.10 of the Merger Agreement, the Issuer, Norwest Bank of Minnesota N.A. and Carl
                  F. McWilliams executed and delivered an escrow agreement (the "Escrow Agreement") in order to, among other things, provide security for payment obligations the Issuer has to such former stockholders of Model Home in the form of the Earnout Shares delivered to Norwest Bank of Minnesota N.A. (as escrow agent under the Escrow Agreement) pursuant to Section 2.07(d) of the Merger Agreement. The amount of Earnout Shares, if any, issued to the former stockholders of Model Home was to be determined by a formula that takes into consideration, among other things, the earnings, interest income and tax and interest expenses of Model Home for the fiscal years ending on December 31, 1999, 2000 and 2001. Pursuant to the Escrow Agreement, the Earnout Shares would be held in an escrow account (the "Escrow Account") together with the shares of Class A Common Stock that would be payable on the 18th month anniversary of the closing.

                  At the time of closing, the Issuer deposited into the Escrow Account 1,056,342 shares of Class A Common Stock to secure the Issuer's obligation to deliver the shares of Class A Common Stock payable on the 18th month anniversary of the closing and to secure payment of the promissory notes. Pursuant to the Merger Agreement, if the value of the shares of Class A Common Stock held in the Escrow Account falls below $1,840,000 based on any 10 day-average of the closing sales price for such shares, the Issuer would be required to deposit additional shares into the Escrow Account. Accordingly, on October 26, 1999, August 5, 2000, and August 25, 2000, the Issuer deposited 665,000, 968,271 and 2,162,837 additional shares of Class A Common Stock, respectively, into the Escrow Account.

                  During the first year following the acquisition of Model Home, Model Home achieved certain earnings threshold criteria established at the time of the transaction. Accordingly, on March 21, 2000, the Issuer released 763,561 Earnout Shares valued at $644,000 (based on a price of $0.84373 per share as of December 31, 1999), to the former stockholders of Model Home. The members of the Group acquired shares of Class A Common Stock at that time as follows:

                  Name                                 Number of Shares
                  ----                                 ----------------
                  Jerry L. Bashore                          95,445
                  Charles R. Broderick, III                 95,445
                  William F. Carroll                        95,445
                  Carl F. McWilliams                        95,445



                               Page 9 of 18 Pages

                  Based on the 10 day-average of the closing price of Class A Shares on August 28, 2000, the former stockholders of Model Home were entitled to 4,842,003 shares of Class A Common Stock on the 18th month anniversary of the closing. On August 28, 2000, there were currently only 4,088,889 such shares being held in the Escrow Account to satisfy the Issuer's obligation.

                  Due to a decrease in the price of the shares of Class A Common Stock, on September 15, 2000, the Issuer deposited 753,114 shares of Class A Common Stock into the Escrow Account. On
                  October 27, 2000, the Issuer released an aggregate of 4,842,003 shares of Class A Common Stock (based on a price of $0.22 per share as of October 31, 2000) from the Escrow Account. The members of the Group acquired shares of Class A Common Stock at that time as follows:

                  Name                                 Number of Shares
                  ----                                 ----------------
                  Jerry L. Bashore                          605,250
                  Charles R. Broderick, III                 605,250
                  William F. Carroll                        605,250
                  Carl F. McWilliams                        605,250

                  On November 3, 2000, the Issuer deposited an additional 2,419,100 shares of Class A Common Stock into the Escrow Account to secure future earnout obligations owed to the former stockholders of Model Home with respect to the fiscal year ending December 31, 2000. Pursuant to the terms of the Escrow Agreement, McWilliams (as representative of the individuals who are eligible for Earnout Shares) has the authority to vote all such additional shares of Class A Common Stock deposited into the Escrow Account, but he possesses no other rights with respect to such shares. Because the allocation of such Earnout Shares is determined by (among other things) the earnings, interest income and tax and interest expenses of Model Home for the fiscal year ending December 31, 2000, and because those factors cannot be determined until the end of Model Home's fiscal year, there is no certainty at this time as to (a) whether such factors for the current fiscal year will warrant the distribution of Earnout Shares or the portion of the 2,419,100 shares held in the Escrow Account that will be distributed to the members of the Group based on the formula for determining such amount in the Merger Agreement. However, the members of the Group do expect to receive some additional Earnout Shares for the current fiscal year. In addition, the Merger Agreement provides for the potential distribution of additional Earnout Shares with respect to the fiscal year ending December 31, 2001.


                  Other Acquisitions

                  In addition to the acquisitions described above, Carl F. McWilliams' spouse purchased 1,160 shares of Class A Common Stock on May 11, 1999 through personal funds. Carl F. McWilliams disclaims ownership of these shares.



                              Page 10 of 18 Pages

Item 4.           Purpose of Transaction
                  ----------------------

                  With respect to Bashore, Broderick, Carroll and McWilliams, each a current or past employee of Model Home, the primary purpose for their acquisition of shares of Class A Common Stock, as described in Item 3 above, was for partial payment from the Issuer in connection with the Issuer's acquisition of Model Home.

                  On November 22, 2000, the members of the Group entered into a Voting Agreement between and among each member of the Group (the "Voting Agreement"). The primary purpose of the Voting Agreement was to join all members of the Group together with respect to voting on matters being presented at the Issuer's Annual Meeting of Stockholders to be held on December 15, 2000, or any adjournment or postponement thereof. This includes supporting the election of three (3) candidates to the Issuer's Board of Directors in opposition to the slate proposed by the Issuer's current Board. For further information regarding the Voting Agreement, see Item 6 below.

                  Following the Annual Meeting, the members of the Group intend to continue to evaluate the Issuer and its business prospects and to take such actions as they shall deem necessary and appropriate in their sole discretion to maximize the economic value of their investment in the securities of the Issuer, including (but not limited to), in the event the Group is successful in changing the Issuer's current Board of Directors, putting the Issuer on a sound financial footing, selling or liquidating unprofitable businesses, properly integrating existing businesses, maximizing the earnings of profitable units and regaining the confidence of the Issuer's customers, trade creditors and the investment community.

                  Except as stated above or as otherwise stated in this Schedule 13D, there are no other plans or proposals that the Group may have that relate to or would result in:

                  (A)      The   acquisition   by  any   person  of   additional
                           securities of the Issuer or the disposition of securities of the Issuer;

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;



                              Page 11 of 18 Pages

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.

                  The members of the Group may, at any time or from time to time, review or reconsider their position with respect to the Issuer and formulate plans with respect to matters referred to in this Item 4.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  The following information only takes into consideration the number of shares of Class A Common Stock outstanding and issued as of November 13, 2000 (as enumerated in the Issuer's Form 10-Q for the period ended September 30, 2000 (the "Form 10-Q")). The Issuer also has outstanding 2,455,000 shares of Class B common stock of the Issuer that is convertible into Class A Common Stock. The Issuer's Class B common stock votes on most matters with Class A Common Stock, but is entitled to five votes per share (Class A Common Stock is entitled to one vote per share). This materially dilutes the voting strength of holders of Class A Common Stock, including the Group.

         Jerry L. Bashore
         ----------------

                  (A) The aggregate number and percentage of Class A Common Stock beneficially owned by Bashore are 700,695 shares and 1.24% of the issued and outstanding shares of Class A Common Stock (as of November 13, 2000 as reported in the Issuer's Form 10-Q), respectively.

                  (B) With respect to 700,695 shares of Class A Common Stock identified pursuant to paragraph (A) above, Bashore has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Class A Common Stock.

                  (C) Bashore acquired 605,250 shares of Class A Common Stock at $0.22 per share on October 27, 2000. The Issuer issued such shares, which were



                              Page 12 of 18 Pages
                           valued at $0.22 per share at the time of issuance, pursuant to the terms of the Merger Agreement, as further described in Item 3 above.

                  (D)      Not applicable.

                  (E)      Not applicable.

         Charles R. Broderick III
         ------------------------

                  (A) The aggregate number and percentage of Class A Common Stock beneficially owned by Broderick are 700,695 shares and 1.24% of the issued and outstanding shares of Class A Common Stock (as of November 13, 2000 as reported in the Issuer's Form 10-Q), respectively.

                  (B) With respect to 700,695 shares of Class A Common Stock identified pursuant to paragraph (A) above, Broderick has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Class A Common Stock.

                  (C) Broderick acquired 605,250 shares of Class A Common Stock at $0.22 per share on October 27, 2000. The Issuer issued such shares, which were valued at $0.22 per share at the time of issuance, pursuant to the terms of the Merger Agreement, as further described in Item 3 above.

                  (D)      Not applicable.

                  (E)      Not applicable.

         William F. Carroll
         ------------------

                  (A) The aggregate number and percentage of Class A Common Stock beneficially owned by Carroll are 700,695 shares and 1.24% of the issued and outstanding shares of Class A Common Stock (as of November 13, 2000 as reported in the Issuer's Form 10-Q), respectively.

                  (B) With respect to 700,695 shares of Class A Common Stock identified pursuant to paragraph (A) above, Carroll has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Class A Common Stock.

                  (C) Carroll acquired 605,250 shares of Class A Common Stock at $0.22 per share on October 27, 2000. The Issuer issued such shares, which were valued at $0.22 per share at the time of issuance, pursuant to the terms of the Merger Agreement, as further described in Item 3 above.

                  (D)      Not applicable.



                              Page 13 of 18 Pages

                  (E)      Not applicable.

         Carl F. McWilliams
         ------------------

                  (A) The aggregate number and percentage of Class A Common Stock beneficially owned by McWilliams are 3,119,795 shares and 5.53% of the issued and outstanding shares of Class A Common Stock (as of November 13, 2000 as reported in the Issuer's Form 10-Q), respectively. This amount does not include 1,160 shares of Class A Common Stock held by McWilliams' spouse, which have been disclaimed by McWilliams in this Item 5 below.

                  (B) With respect to 3,119,795 shares of Class A Common Stock identified pursuant to paragraph (A) above, McWilliams has the sole power to vote or to direct the vote. With respect to 701,855 shares of Class A Common Stock identified pursuant to paragraph (A) above, McWilliams has the sole power to dispose or to direct the disposition of such shares of Class A Common Stock.

                  (C) McWilliams acquired 605,250 shares of Class A Common Stock at $0.22 per share on October 27, 2000. The Issuer issued such shares, which were valued at $0.22 per share at the time of issuance, pursuant to the terms of the Merger Agreement, as further described in Item 3 above. On November 3, 2000, McWilliams gained beneficial ownership of 2,419,100 shares of Class A Common Stock that were placed in the Escrow Account pursuant to the Merger Agreement and Escrow Agreement, as further described in Item 3 above. On November 3, 2000, such shares were valued at $0.23 per share.

                  (D)      Not applicable.

                  (E)      Not applicable.

         DISCLAIMER OF BENEFICIAL OWNERSHIP

         Jerry L. Bashore
         ----------------

                  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Bashore disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Class A Common Stock held beneficially or otherwise by other members of the Group. Bashore declares that the filing of this statement shall not be construed as an admission that Bashore is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Class A Common Stock expressly set forth in this statement as being beneficially owned by him.



                              Page 14 of 18 Pages

         Charles R. Broderick III
         ------------------------

                  Pursuant to Rule 13d-4 under the Exchange Act, Broderick disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Class A Common Stock held beneficially or otherwise by other members of the Group. Broderick declares that the filing of this statement shall not be construed as an admission that Broderick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Class A Common Stock expressly set forth in this statement as being beneficially owned by him.

         William F. Carroll
         ------------------

                  Pursuant to Rule 13d-4 under the Exchange Act, Carroll disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Class A Common Stock held beneficially or otherwise by other members of the Group. Carroll declares that the filing of this statement shall not be construed as an admission that Carroll is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Class A Common Stock expressly set forth in this statement as being beneficially owned by him.

         Carl F. McWilliams
         ------------------

                  Pursuant to Rule 13d-4 under the Exchange Act, McWilliams disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Class A Common Stock held beneficially or otherwise by his spouse.

Item 6.           Contracts, Arrangements, Understandings or Relationships  with
                  --------------------------------------------------------------
                  Respect to  Securities of the Issuer
                  ------------------------------------

                  Voting Agreement
                  ----------------

                  On November 22, 2000, the members of the Group entered into the Voting Agreement with respect to the Issuer's Annual Meeting. A copy of the Voting Agreement is attached hereto as Exhibit D. The purpose of the Voting Agreement is set forth in
                  Item 4. The Voting Agreement evidences the agreement of each member of the Group (a) to vote their shares at the next Issuer stockholder meeting (a) in favor of the nominees listed in the Voting Agreement and (b) in the same manner as to (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer and its subsidiaries and/or affiliates, any sale or transfer of a material amount of assets of the Issuer, its subsidiaries and/or affiliates or the Issuer capital stock, any reorganization, recapitalization or liquidation of the Issuer and its subsidiaries and/or affiliates or any other takeover proposal; (ii) any change in the


                              Page 15 of 18 Pages
                  management or Board of Directors of the Issuer; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any amendment to the Issuer's Articles of Incorporation or Bylaws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction which changes in any manner the voting rights of any class of the Company's capital stock; (v) any other material change in the Issuer's corporate structure or business, (vi) any stockholder proposal or (vii) the appointment of auditors. The Voting Agreement provides that decisions on any such matters shall be decided by a majority vote of the four members of the Group. Pursuant to the Voting Agreement, McWilliams was appointed as the proxy for the members of the Group to vote their respective shares of the Issuer in accordance with the terms of such agreement.

                  Merger Agreement
                  ----------------

                  The Merger Agreement is described more particularly in Item 3. A copy of the Merger Agreement is attached hereto as Exhibit B.

                  Escrow Agreement
                  ----------------

                  The Escrow Agreement is described more particularly in Item 3. A copy of the Escrow Agreement is attached hereto as Exhibit C.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  See the Exhibit Index attached to this Schedule 13D.










                              Page 16 of 18 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.


Date: November 22, 2000   Jerry L. Bashore          /s/ Jerry L. Bashore
                                                    ----------------------------



Date: November 22, 2000   Charles R. Broderick III  /s/ Charles R. Broderick III
                                                    ----------------------------



Date: November 22, 2000   William F. Carroll        /s/ William F. Carroll
                                                    ----------------------------



Date: November 22, 2000   Carl F. McWilliams        /s/ Carl F. McWilliams
                                                    ----------------------------















Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              Page 17 of 18 Pages

                                  EXHIBIT INDEX


    Exhibit                               Description
    -------                               -----------

       A Agreement to Joint Filing of Schedule 13D, dated November 22, 2000, between and among Jerry L. Bashore, Charles R. Broderick III, William F. Carroll and Carl F. McWilliams.

       B Agreement and Plan of Merger dated December 31, 1998 by and among the Issuer, MHI Acquisition Corp. and Model Home Interiors, Inc., filed as Exhibit 2 to the Current Report on Form 8-K of Interiors, Inc. (File No. 0-24352), dated February 26, 1999, incorporated herein by reference.

       C Escrow Agreement dated February 26, 1999, by and among the Issuer, Norwest Bank of Minnesota, N.A. and Carl McWilliams.

       D         Voting  Agreement dated November 22, 2000, by and between Jerry
                 L. Bashore, Charles R. Broderick III, William F. Carroll and Carl F. Williams.















                              Page 18 of 18 Pages

                                                                       EXHIBIT A


                    Agreement to Joint Filing of Schedule 13D
                             Dated November 22, 2000


         We agree to jointly submit this Schedule 13D, and any subsequent amendments thereto, which is filed on behalf of each of us individually.


               Jerry L. Bashore              /s/ Jerry L. Bashore
                                             -----------------------------------


               Charles R. Broderick III      /s/ Charles R. Broderick III
                                             -----------------------------------


               William F. Carroll            /s/ William F. Carroll
                                             -----------------------------------


               Carl F. McWilliams            /s/ Carl F. McWilliams
                                             -----------------------------------

                                                                       EXHIBIT C

                                ESCROW AGREEMENT


         THIS ESCROW AGREEMENT (this "Escrow Agreement") is made and entered into as of the 26th day of February, 1999 by and among Interiors, Inc., a Delaware corporation ("Buyer"), Norwest Bank of Minnesota, N.A. (together with its successors and assigns, the "Escrow Agent"), and Carl McWilliams (the "Representative"). For purposes of this Escrow Agreement, all capitalized terms shall have the meanings ascribed to such terms in the Merger Agreement (defined below) unless otherwise defined herein.


                                    RECITALS

         A. Pursuant to that certain Agreement and Plan of Merger, dated as of December 31, 1998 (the "Merger Agreement") by and among Model Homes Interiors, Inc., a Maryland corporation (the "Company"), Buyer and MHI Acquisition Corp., a Maryland corporation ("Newco"), Newco is merging with and into the Company.

         B. The Merger Agreement provides that Buyer shall be entitled to indemnification pursuant to the terms set forth in the Merger Agreement for certain Damages resulting from breaches of representations, warranties and covenants made by the Company.

         C. The Merger Agreement provides that Buyer is obligated to pay the Shareholders the Anniversary Date Payment as adjusted in accordance with the Merger Agreement.

         D. The Merger Agreement also provides that on the Closing Date the Buyer will issue Promissory Notes to certain Shareholders.

         E.       The Merger  Agreement  also  provides that not less than sixty
(60) days prior to the end of any Earnout Period, Buyer will (i) estimate the number of shares of Buyer Common Stock to be delivered to the Shareholders for each Earnout Period in accordance with Section 2.07 of the Merger Agreement and
(ii) deliver such Earnout Shares to the Escrow Agent to be released by the Escrow Agent pursuant to the terms of the Merger Agreement.

         F.       The purposes of the escrow account  established  hereby are to
(i) secure the indemnification obligations of the Shareholders, (ii) secure Buyer's payment obligations of the Anniversary Date Payment made on the date that is the eighteenth month anniversary of the Closing Date (the "Anniversary Date"), as adjusted in accordance with the Merger Agreement, (iii) to secure Buyer's payment obligations under the Promissory Notes, (iv) deliver the Earnout Shares to the Shareholders in accordance with the terms of the Merger Agreement and (v) hold the Escrow Shares (as defined herein) in escrow and release to the Shareholders subject to certain terms and conditions set forth herein.

         F. The execution and delivery of this Escrow Agreement is a condition precedent to the obligation of Buyer to consummate the transaction contemplated by the Merger Agreement.

         G. Pursuant to that certain Shareholders' Agreement, the Shareholders have appointed the Representative to act as the Shareholders' representative in connection with, among other things, the execution and delivery of this Escrow Agreement and the administration of the matters contemplated hereby.

         NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Escrow Agreement, and intending to be legally bound, the parties hereto agree as follows:

         1.       Escrow of Buyer Common Stock.

                  (a) To Secure the indemnification obligations of Shareholders and as security for Buyer's obligations under the Merger Agreement to make the Anniversary Date Payment, within fifteen (15) Business Days after the Closing, the Buyer agrees to deliver to the Escrow Agent (i) a certificate representing a number of shares of Buyer Common Stock, the fair market value of which as of the Closing Date is $2,760,000 (which as of the date hereof is equivalent to 120% of the aggregate amount of the parties' estimated amount of the Anniversary Date Payment) (the "Anniversary Date Payment Shares"), and (ii) a duly executed stock power separate from such certificate, the receipt of which the Escrow Agent hereby acknowledges.

                  (b) As security for Buyer's performance under any Promissory Note issued by Buyer in accordance with Section 2.13(f) of the Merger Agreement, Buyer agrees to deliver to the Escrow Agent within fifteen (15) Business Days after the Closing (i) a certificate representing a number of shares of Buyer Common Stock, the fair market value of which is as of the Closing equivalent to the face value of the Promissory Notes issued and outstanding (collectively, the "Security Shares") and (ii) a duly executed stock power separate from such certificate, the receipt of which the Escrow Agent hereby acknowledges.

                  (c) In accordance with the terms of the Merger Agreement, within sixty (60) days prior to the end of the First Earnout Period, Buyer agrees to deliver, if applicable, to the Escrow Agent (i) a certificate representing the Earnout Shares, if any, as determined in accordance with
Section 2.07 of the Merger Agreement and (ii) a duly executed stock power separate from certificate. The Earnout Shares, if any, delivered to the Escrow Agent will be disbursed to the Shareholders in their Allocable Percentages on each Earnout Date pursuant to the terms of the Merger Agreement. The Security Shares, the Anniversary Date Payment Shares and the Earnout Shares are collectively referred to herein as the "Escrow Shares."

                  (d) The Escrow Shares shall be deposited in an account established at the Escrow Agent for receipt of such escrow Shares (the "Escrow Account") and shall be held in such Escrow Account and distributed in accordance with the terms and provisions of this Escrow Agreement.

                  (e) Any securities, non-cash dividends or other property distributable in respect of or in exchange for any of the Escrow Shares, whether by way of stock dividends, stock splits or otherwise, shall be delivered to the Escrow Agent, who shall hold such securities, non-cash dividends or other property in the Escrow Account. Such securities shall be issued in the name of the Escrow Agent or its nominee and all such securities, non-cash dividends or other property shall be considered part of the Escrow Account for purposes hereof.

                  (f) The Representative shall have the right, in his sole discretion, on behalf of, and as directed by, the Shareholders, to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to the Escrow Shares, and the Escrow Agent shall comply with any such written instructions. In the absence of such instructions, the Escrow Agent shall not vote any of the Escrow Shares.

                  (g) The respective interests of the Shareholders in the Escrow Account shall not be assignable or transferable, other than by operation of law. Notice of any such assignment or transfer by operation of law shall be given to the Escrow Agent and Buyer, and no such assignment or transfer shall be valid until such notice is given.

         2. Buyer's Option to Redeem. At any time prior to the Anniversary Date, Buyer shall have the right, but not the obligation, to redeem the Anniversary Date Payment Shares from the Shareholders in exchange for payment of a cash amount equivalent to $2,000,000, less the amount of any resolved claim or claims paid pursuant to Section 8 hereof, plus interest thereon at a rate of ten percent (10%) per annum commencing as of the Closing Date (the "Redemption Option"). If Buyer elects to exercise its Redemption Option, Buyer shall provide thirty (30) days prior written notice of such election to the Representative and Escrow Agent (the "Redemption Notice"). Buyer shall also deliver with the Redemption Notice to the Escrow Agent, by wire transfer of immediately available funds or, at Buyer's election, by cashier's check, cash in an amount equivalent to $2,000,000 less the amount of any resolved claim or claims paid pursuant to
Section 8 hereof, plus any accrued but unpaid dividends (the "Redemption Cash Payment"). Upon receipt of the Redemption Cash Payment, the Escrow Agent (i) shall deliver the Anniversary Date Payment Shares to Buyer and (ii) hold the Redemption Cash Payment in the Escrow Account to be distributed in accordance with the terms hereof.

         3. Adjustment of Anniversary Date Payment Shares or Security Shares. In the event the fair market value of the Anniversary Date Payment Shares falls below eighty percent (80%) of the aggregate amount of the Anniversary Date Payment, as adjusted in accordance with the Merger Agreement, or the fair market value of the Security Shares falls below the aggregate face value of all outstanding Promissory Notes for a period exceeding thirty (30) consecutive days, then the Representative shall deliver notice to Buyer of such shortfall and the Buyer shall deliver to the Escrow Agent additional shares of Buyer Common Stock within thirty (30) days of receipt of Buyer's notice so that the aggregate fair market value of the Anniversary Date Payment Shares equals 100% of the aggregate amount of the Anniversary Date Payment, as adjusted in accordance with the Merger Agreement, or the aggregate fair market value of the Security Shares equals 100% of the face value of all outstanding Promissory Notes, as applicable.

         4.       Foreclosure.

                  (a) The Representative may foreclose on the Anniversary Date Payment Shares if Buyer fails to fulfill its payment obligations under
Section 2.06 of the Merger Agreement.

                  (b) The Representative may foreclose on the Security Shares if Buyer fails to fulfill its payment obligations under any Promissory note, and Buyer fails to cure such payment default within thirty (30) days after receipt by Buyer of written notice from the Representative of such payment default. Upon Buyer's payment in full of all of the Promissory Notes issued to the Shareholders, the Escrow Agent shall release to Buyer the Security Shares attributable to such Promissory Notes.

         5. Investment of Escrow Account. Cash dividends distributable in respect of any of the Escrow Shares, if any, shall be held and invested or reinvested by the Escrow Agent at the written or oral request of the Representative in any of the following securities:

                  (a) obligations issued or guaranteed by the United States or any person controlled or supervised by and acting as an instrumentality of the United States pursuant to authority granted by Congress;

                  (b) certificates of deposit of banks or trust companies, including those of the Escrow Agent, organized under the laws of the United States of America; and

                  (c) money market funds registered under the Investment Company Act of 1940, as amended, the shares of which are registered under the Securities Act, which invest only in securities of the types described in clause
(a) above, including (without limitation) investments in funds administered by the Escrow Agent or its affiliate or with respect to which the Escrow Agent or its affiliate is an investment manager or receives fees or other remuneration and without restriction due to any rule requiring the Escrow Agent or its affiliate to avoid any conflict of interest, all of which rules are knowingly waived by the parties hereto.

                  Such investments shall be made subject to any orders of the Representative with respect thereto, provided that investments of monies in the Escrow Account shall in any event mature or be redeemable or be subject to liquidation by sale or otherwise at the option of the Escrow Agent at such time as may be necessary to make timely disbursements from the Escrow Account. Subject to any such orders with respect thereto, or in the absence of any orders from the Representative, the Escrow Agent may from time to time sell such investments and reinvest the proceeds therefrom in other investments of the type described in this Section maturing or redeemable as aforesaid. Any such investments may be purchased from the Escrow Agent or any affiliate of the Escrow Agent. The Escrow Account shall be credited with all proceeds of sale and income from such investment.

         6. Term. Subject to the indemnification claims made by Buyer against Shareholders pursuant to the Merger Agreement, the term of this Escrow Agreement shall commence on the date hereof and terminate on the later of (a) the tenth Business Day after the Anniversary Date,

(b) the date that the Earnout Shares with an aggregate fair market value up to $2,000,000 have been delivered to Shareholders by the Escrow Agent pursuant to the Merger Agreement and this Escrow Agreement or (c) the date on which the last pending claim is resolved and paid.

         7.       Claims Against Escrow Account.

                  (a) If, at an time during the term of this Escrow Agreement, Buyer has incurred or suffered Damages to which it is entitled to indemnification under Article V of Article X of the Merger Agreement, Buyer shall give written notice of such claim to the Representative and the Escrow Agent, stating in reasonably sufficient detail the events or circumstances which are the basis for and amount of such claim. If the Representative objects to any such claim, he shall given written notice of such objection to Buyer and the Escrow Agent within ten (10) days after the date of receipt of Buyer's notice, and shall state the basis for such objection. Notwithstanding the foregoing, such ten (10) day period shall be extended to a twenty (20) day period if within such original ten (10) day period the Representative gives written notice to Buyer and the Escrow Agent that additional time is necessary to respond to the claim. If no objection to Buyer's claim is made by the Representative within such ten (10) day period, or twenty (20) day period, as applicable, the claim shall be deemed resolved and shall be paid by the Escrow Agent pursuant to
Section 8 without further mutual instructions from the parties.

                  (b) If the Representative provides timely notice of objection to any claim, Buyer and the Representative shall attempt to resolve the dispute and, if they are able to do so, shall give mutual written notice to the Escrow Agent of the resolution of the dispute and the amount of the claim resolved, if any.

                  (c) If Buyer and the Representative are unable informally to resolve a disputed claim pursuant to Section 7(b) above within twenty (20) days after the date of the Representative's objection to Buyer's claim, the dispute shall be settled by a court of competent jurisdiction in the State of New York or the United States District Court for the Southern District of New York. Any decision or award of such court shall be treated as a claim resolved under this Escrow Agreement and shall be final and conclusive on the parties to this Escrow Agreement and their respective affiliates. The parties hereto agree that any action or proceeding pursuant to this Escrow Agreement shall be brought in an appropriate New York Court or in the United States District Court for the Southern District of New York, and in connection with such action or proceeding, the laws of the State of Maryland shall govern. The parties hereto hereby consent to the jurisdiction of such court. Buyer and the Representative may each respectively appoint such attorneys, accountants and agent to act for them before the court.

         8. Payment of Resolved Claims. Within five (5) days following the day on which a claim is resolved pursuant to Section 7 above, the Escrow Agent shall release to Buyer an amount of the Escrow Shares or the Redemption Cash Payment, as applicable, out of the Escrow Account which is equivalent to the amount of any such resolved claim. If Escrow Shares are released to Buyer pursuant to the preceding sentence, then the number of Escrow Shares released to Buyer shall be an amount with a fair market value equal to the lesser of (i) the amount of any such resolved claim or (ii) the fair market value of all Escrow Shares remaining in the Escrow Account which shall be the average closing bid price per share of Buyer Common Stock for the ten (10) trading days immediately preceding the date of the distribution. The Escrow Agent shall record into a ledger maintained in connection with the Escrow Account the date such resolved claim was paid, the amount of the claim paid and the number of Escrow Shares, or the amount of the Redemption Cash Payment, delivered to Buyer as payment of the claim. For purposes of this Agreement, the balance of the Escrow Account shall be determined on a cash basis.

         9. Release of Anniversary Date Payment Shares. On the Anniversary Date, the Escrow Agent shall, subject to Buyer's exercise of the Redemption Option pursuant to Section 2 hereto, hold and distribute, as applicable, the Escrow Shares or the Redemption Cash Payment in accordance with the following:

                  (a) If there is on the Anniversary Date neither any claim asserted by the Buyer which has not yet been resolved (a "Pending Claim") pursuant to Section 9 hereof, nor any claim of Buyer resolved but not paid, the Escrow Agent shall distribute to the Shareholders, in accordance with their respective Allocable Percentages, the Escrow Shares or the Redemption Cash Payment. If the Escrow Agent distributes Escrow Shares on the Anniversary Date, the following shall apply:

                           (i)      The Escrow  Agent  shall  distribute  to the
Shareholders in their Allocable Percentages the Anniversary Date Payment Shares having a fair market value of $2,300,000.00, less the amount of any claims resolved prior to the Anniversary Date and as adjusted pursuant to Section 2.08 of the Merger Agreement (the "Escrow Account Distribution Amount").

                           (ii)     If on the Anniversary  Date, the Anniversary
Date Payment Shares have a fair market value greater than the Escrow Account Distribution Amount, then the Escrow Agent shall return to Buyer the Anniversary Date Payment Shares having a fair market value on the Anniversary Date equal to the difference between (x) the fair market value of the Anniversary Date Payment Shares on the Anniversary Date and (y) the Escrow Account Distribution Amount. The number of Anniversary Date Payment Shares to be returned by Escrow Agent to Buyer pursuant to this Section 9(a) shall be rounded down to the nearest whole share.

                           (iii)    If the Escrow  Agent is  required  to return
shares of  Anniversary  Date  Payment  Shares to Buyer  pursuant  to  subsection
(a)(ii) above, Buyer and the Representative shall give joint written notice of such event to the Escrow Agent within five (5) Business Days of the Anniversary Date. Such written notice shall include the number of Anniversary Date Payment Shares to be returned to Buyer pursuant to subsection (a)(ii) above (the "Returned Shares"), and the Escrow Agent shall release the Returned Shares to Buyer out of the Escrow Account on the Anniversary Date.

                           (iv)     If on the Anniversary  Date, the Anniversary
Date Payment Shares have a fair market value less than the Escrow Account Distribution Amount, Buyer shall deliver to the Escrow Agent that number of shares of Buyer Common Stock having a fair market value equal to the difference between (x) the Escrow Account Distribution Amount and (y) the fair market value of the Anniversary Date Payment Shares on the Anniversary Date (the "Additional

Shares"), and the Escrow Agent shall return to the Shareholders the Anniversary Date Payment Shares plus the Additional Shares; provided that Buyer in its sole discretion may choose to pay the Shareholders in cash the amount of such difference.

                           (v)      For purposes of this Section 9(a),  the fair
market value of the Anniversary Date Payment Shares and the Returned Shares to be returned to Buyer, if any, as of the Anniversary Date shall be computed using the average closing bid price per share of Buyer Common Stock for the ten (10) trading days immediately preceding the Anniversary Date.

                  (b) If there is on the Anniversary Date any Pending Claim, or any claim resolved but not paid, the Escrow Agent shall reserve and continue to hold in the Escrow Account an amount of Escrow Shares and other property having a fair market value equal to the lesser of (i) the fair market value of all Escrow Shares and other property in the Escrow Account or (ii) the total amount of all Pending Claims and resolved but not paid claims, and shall distribute to the Shareholders the remainder of the Escrow Shares, if any, and any other property retained in the Escrow Account, if any, in accordance with their respective Allocable Percentages. For purposes of the preceding sentence, the fair market value of such Escrow Shares shall be computed using the average closing bid price per share of Buyer Common Stock for the ten (10) trading days immediately preceding the Anniversary Date.

                  (c) Following the Anniversary Date, as each Pending Claim as resolved, for which an amount was reserved according to Section 9(b) hereof, the Escrow Agent shall release to Buyer an amount of the Escrow Shares out of the Escrow Account which is equivalent to the amount of such unresolved claim; provided, however, that if at that time there remain other Pending Claims or resolved but not paid claims, the Escrow Agent shall continue to hold the remaining retained Escrow Shares and other property. When no Pending Claims or resolved but not paid claims remain, the Escrow Agent shall distribute to the Shareholders the balance, if any, of the Escrow Shares in accordance with their respective Allocable Percentages.

                  (d) Any distribution to any Shareholder provided for herein shall be paid to the estate of the Shareholder if the Shareholder is then deceased.

         10. Release of Earnout Shares. On each Earnout Date, the Escrow Agent shall, hold and distribute, the Earnout Shares, if any, for each Earnout Period in accordance with the following:

                  (a) If there is on each Earnout Date neither a Pending Claim, nor any claim of Buyer resolved but not paid, the Escrow Agent shall distribute to the Shareholders, in accordance with their respective Allocable Percentages, the Earnout Shares for each Earnout Period, provided however that the fair market value of all Earnout Shares distributed to the Shareholders pursuant to this Section 10 shall not exceed $2,000,000. If the Escrow Agent distributes Earnout Shares on any Earnout Date, the following shall apply:

                           (i)      The Escrow  Agent  shall  distribute  to the
Shareholders in their Allocable Percentages the number of Earnout Shares for the First Earnout Period, if any, having a fair market value equal to the First Earnout Payment within seventy-five (75) days of the end of the First Earnout
Period, less the amount of any claims resolved prior to the end of the First Earnout Period;

                           (ii)     The Escrow  Agent  shall  distribute  to the
Shareholders in their Allocable Percentages the number of Earnout Shares for the Second Earnout Period, if any, having a fair market value equal to the Second Earnout Payment within seventy-five (75) days of the end of the Second Earnout Period, less the amount of any claims resolved prior to the end of the Second Earnout Period;

                           (iii)    The Escrow  Agent  shall  distribute  to the
Shareholders in their Allocable Percentages the number of Earnout Shares for the Third Earnout Period, if any, having a fair market value equal to the Third Earnout Payment within seventy-five (75) days of the end of the Third Earnout Period, less the amount of any claims resolved prior to the end of the Third Earnout Period;

                           (iv)     Any  provision  in this Escrow  Agreement to
the contrary notwithstanding, upon the delivery of Earnout Shares to the Shareholders having an aggregate fair market value equal to $2,000,000, the Escrow Agent shall return to Buyer all remaining Earnout Shares.

                           (v)      If the Escrow  Agent is  required  to return
Earnout Shares pursuant to subsection (a)(iv) above, Buyer and the Representative shall give joint written notice of such event to the Escrow Agent within five (5) Business Days of the distribution to the Shareholders of Earnout Shares having an aggregate fair market value equal to $2,000,000. Such written notice shall include the number of Earnout Shares to be returned to Buyer pursuant to subsection (a)(iv) above, and the Escrow Agent shall release such Earnout Shares to Buyer within five (5) Business Days of the receipt of such written notice.

                           (vi)     For purposes of this Section  10(a) the fair
market value of the Earnout Shares, if any, as of each Earnout Date shall be computed using the average closing bid price per share of Buyer Common stock for the ten (10) trading days immediately preceding the applicable Earnout Date.

                  (b) If there is on any Earnout Date any Pending Claim, or any claim resolved but not paid, the Escrow Agent shall reserve and continue to hold in the Escrow Account an amount of Earnout Shares having a fair market value equal to the lesser of (i) the fair market value of all Earnout Shares in the Escrow Account or (ii) the total amount of all Pending claims and resolved but not paid claims, and shall, subject to subsection (a)(iv) above, distribute to the Shareholders the remainder of the Earnout Shares, if any, retained in the Escrow Account, if any, in accordance with their respective Allocable Percentages. For purposes of the preceding sentence, the fair market value of such Earnout Shares shall be computed using the average closing bid price per share of Buyer Common Stock for the ten (10) trading days immediately preceding the applicable Earnout Date.

                  (c) Following each Earnout Date, as each Pending Claim is resolved, for which an amount was reserved according to Section 10(b) hereof, the Escrow Agent shall release to Buyer an amount of the Earnout Shares out of the Escrow Account which is equivalent to the amount of such unresolved claim; provided, however, that if at that time there remain other Pending Claims or resolved but not paid claims, the Escrow Agent shall continue to hold the remaining retained Earnout Shares and other property. When no Pending Claims or resolved but not paid claims remain, the Escrow Agent shall distribute to the Shareholders the balance, if any, of the Earnout Shares in accordance with their respective Allocable Percentages, subject to subsection (a)(iv) above.

                  (d) Any distribution to any Shareholder provided for herein shall be paid to the estate of the Shareholder if the Shareholder is then deceased.

         11. Release of Security Shares. Within fifteen (15) Business Days of the receipt of written notice from any Shareholder that Buyer has paid in full such Shareholder's Promissory Note, the Escrow Agent shall release to Buyer
(a) the number of Security Shares the fair market value of which is equivalent, as of the date of the receipt of such written notice, to the face value of such Promissory Note and (b) the duly executed stock power executed by Buyer to secure performance of such Promissory Note.

         12.      Escrow Agent.

                  (a) The duties of the Escrow Agent hereunder shall be entirely administrative and not discretionary. The Escrow Agent shall be obligated to act only in accordance with written or oral instruction received by it as provided in this Escrow Agreement and is authorized hereby to comply with any orders, judgments or decrees of any court with or without jurisdiction and shall not be liable as a result of its compliance with the same.

                  (b) As to any legal questions arising in connection with the administration of this Escrow Agreement, the Escrow Agent may rely absolutely upon the opinions given to its by its counsel and shall be free of liability for acting in reliance on such opinions.

                  (c) The Escrow Agent may rely absolutely upon the genuineness and authorization of the signature and purported signature of any party upon any instruction, notice, release, receipt or other documentation delivered to it pursuant to this Escrow Agreement.

                  (d) The Escrow Agent shall not be required to calculate the value of the Buyer Common Stock delivered to the Escrow Agent pursuant to this Escrow Agreement.

                  (e) The Escrow Agent shall not be required to exercise any voting rights with respect to the Buyer Common Stock delivered to the Escrow Agent pursuant to this Escrow Agreement.

                  (f) The Escrow Agent may, as a condition to the disbursement of monies as provided herein, require from the payee or recipient a receipt therefor and, upon final payment of disposition, a release of the Escrow Agent from any liability arising out of its execution or performance of this Escrow Agreement, such release to be in a form satisfactory to the Escrow Agent.

                  (g) Each the Buyer and the Representative agrees to pay one-half of the Escrow Agent's compensation for its services as set forth on Annex B attached hereto, until termination of this Escrow Agreement or resignation of the Escrow Agent.

         13.      Indemnity.

                  (a) Buyer and the Representative agree to and hereby do waive any suit, claim, demand or cause of action of any kind which they or it may have or may assert against the Escrow Agent arising out of or relating to the execution or performance by the Escrow Agent of this Escrow Agreement, unless such suit, claim, demand or cause of action is based upon the willful neglect or gross negligence or bad faith of the Escrow Agent. They further agree to indemnify the Escrow Agent against and from any and all claims, demands, costs, liabilities and expenses, including reasonable counsel fees, which may be asserted against it or to which it may be exposed or which it may incur by reason of its execution or performance of this Escrow Agreement. Such agreement to indemnify shall survive the termination of this Escrow Agreement until extinguished by any applicable statute of limitations.

                  (b) In case any litigation is brought against the Escrow Agent in respect of which indemnity may be sought hereunder, the Escrow Agent shall give prompt notice of that litigation to the parties hereto, and the parties upon receipt of that notice shall have the obligation and the right to assume the defense of such litigation, provided that failure of the Escrow Agent to give that notice shall not relieve the parties hereto from any of their obligations under this Section unless that failure prejudices the defense of such litigation by said parties. At its own expense, the Escrow Agent may employ separate counsel and participate in the defense. The parties hereto shall not be liable for any settlement without their respective consents.

         14. Acknowledgment by the Escrow Agent. By execution and delivery of this Escrow Agreement, the Escrow Agent acknowledges that the terms and provisions of this Escrow Agreement are acceptable and it agrees to carry out the provisions of this Escrow Agreement on its part.

         15.      Resignation or Removal of Escrow Agent; Successors.

                  (a) The Escrow Agent may resign as such following the giving of thirty (30) days' prior written notice to the other parties hereto. Similarly, the Escrow Agent may be removed and replaced following the giving of thirty (30) days' prior written notice to the Escrow Agent by the Representative. In either event, the duties of the Escrow Agent shall terminate thirty (30) days after the date of such notice (or as of such earlier date as may be mutually agreeable); and the Escrow Agent shall then deliver the balance of the Escrow Account then in its possession to a successor Escrow Agent as shall be appointed by the other parties hereto as evidenced by a written notice filed with the Escrow Agent.

                  (b) If for any reason any person or entity is unwilling to serve as successor Escrow Agent and if the other parties hereto are unable to agree upon a successor or shall have failed to appoint a successor prior to the expiration of thirty (30) days following the date of the notice of resignation or removal, the then acting Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or other appropriate relief; and any such resulting appointment shall be binding upon all of the parties hereto.

                  (c) Every successor appointed hereunder shall execute, acknowledge and deliver to its predecessor and the other parties hereto, an instrument in writing accepting such appointment hereunder, and thereupon such successor, without any further act, shall become fully vested with all the duties, responsibilities and obligations of its predecessor; but such predecessor shall, nevertheless, on the written request of its successor or any of the parties hereto, execute and deliver an instrument or instruments transferring to such successor all the rights of such predecessor hereunder, and shall duly assign, transfer and deliver a property, securities and monies held by it pursuant to this Escrow Agreement to its successor. Should any instrument be required by any successor for more fully vesting in such successor the duties, responsibilities and obligation hereby vested or intended to be vested in the predecessor, any and all such instruments in writing shall, on the request of any of the other parties hereto, be executed, acknowledged and delivered by the predecessor.

                  (d) In the event of an appointment of a successor, the predecessor shall cease to be custodian of any funds, securities or other assets and records it may hold pursuant to this Escrow Agreement, and the successor shall become such custodian.

                  (e) Upon acknowledgment by any successor Escrow Agent of the receipt of then the remaining balance of the Escrow Fund, the then acting Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Escrow Agreement.

         16. Entire Agreement, Amendments and Waivers. This Escrow Agreement and the Merger Agreement contain the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations, discussions, arrangements or understandings with respect thereto. No amendment, supplement, modification or waiver of this Escrow Agreement shall be binding unless executed in writing by the Escrow Agent, Buyer and the Representative. No waiver of any of the provisions of this Escrow Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. In addition to the remedies provided in this Escrow Agreement, any party may pursue any and all remedies now or hereafter existing at law or in equity.

         17. Execution Counterparts. This Escrow Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be regarded as an original and all of which shall constitute but one and the same instrument.

         18. Severability. If any provision of this Escrow Agreement, or any covenant, obligation or agreement contained herein is determined by a court to be invalid or unenforceable, such determination shall not affect any other provision, covenant, obligation or agreement, each of which shall be construed and enforced as if such invalid or unenforceable portion were not contained therein. Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision, covenant, obligation or agreement shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

         19. Headings. The headings in this Escrow Agreement shall be solely for convenience of reference and shall in no way define, limit or describe the scope or intent of any provisions or sections of this Escrow Agreement.

         20. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed to be sufficiently given (a) if delivered personally, upon delivery, (b) if delivered by registered or certified mail (return receipt requested), postage prepaid, upon the earlier of actual delivery or upon three days after being mailed, and
(c) if delivered by telecopy, upon confirmation of transmission by telecopy, in each case to the parties at the following address:

                  (a)   As to Buyer:              Interiors, Inc.
                                                  320 Washington Street
                                                  Mt. Vernon, New York 10553
                                                  Attention:  Max Munn
                                                  Facsimile:  (914) 665-1610

                        With a copy to:           Arthur L. Zwickel, Esq.
                                                  Paul, Hastings, Janofsky & Walker LLP
                                                  555 South Flower Street, 23rd Floor
                                                  Los Angeles, California 90071
                                                  Facsimile: (213) 627-0705

                  (b)   As to Escrow Agent:       Norwest Bank Minnesota, N.A.
                                                  11000 Broken Land Parkway
                                                  Columbia, Maryland 21044-3562
                                                  Attn:  Debra S. Taylor, Vice President
                                                  Facsimile:  (410) 884-2337

                  (c)   As to Representative:     Mr. Carl McWilliams
                                                  c/o Model Home Interiors, Inc.
                                                  10120 Bacon Drive
                                                  Beltsville, Maryland 20705
                                                  Facsimile:  (301) 937-3785

                        With a copy to:           Mezzullo & McCandlish
                                                  1111 East Main Street, Suite 1500
                                                  P. O. Box 796 (Zip: 23218)
                                                  Richmond, Virginia 23219
                                                  Facsimile:  (804) 775-3800

                                                  Attention:  Thomas A. Grant, Esq.

Any of the parties hereto may, by notice given hereunder, designate any further or different address to which subsequent notices or other communications shall be sent.

         21. Expenses. Except as otherwise provided for herein, each party shall be responsible for its own costs and expenses with respect to matters involving this Escrow Agreement.

         22. Successors. This Escrow Agreement shall be binding upon, and inure to, the benefit of the heirs, executors, successors and assignees of the parties hereto, and no other person shall have any right, benefit or obligation hereunder.

         23. Gender. Words of the masculine gender include the feminine and the neuter, and when the context so requires, words of the neuter gender may refer to any gender.

         24. Applicable Law. This Escrow Agreement shall be governed by and construed and enforced in accordance with the internal laws (and not the law of conflicts) of the State of Maryland.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Escrow Agreement to be executed on its behalf as of the day and year first above written.

                                             BUYER:

                                             INTERIORS, INC.


                                             By: /s/
                                                --------------------------------
                                                    An Authorized Officer


                                             ESCROW AGENT:

                                             NORWEST BANK MINNESOTA, N.A.


                                             By: /s/
                                                --------------------------------
                                                    An Authorized Officer


                                             REPRESENTATIVE:


                                             /s/ Carl McWilliams
                                             ----------------------------------
                                             Carl McWilliams

                                                                       EXHIBIT D


                                VOTING AGREEMENT
                                ----------------

         This VOTING AGREEMENT (this "Agreement"), dated as of November 22, 2000, is made by and among JERRY L. BASHORE, a resident of the State of Maryland, CHARLES R. BRODERICK, III, a resident of the State of Maryland,
WILLIAM F. CARROLL, a resident of the District of Columbia, and CARL F. MCWILLIAMS, a resident of the State of Maryland, and (each a "Stockholder" and collectively, the "Stockholders").

         WHEREAS, the Stockholders wish to enter into an agreement for the voting of all of the capital stock of Interiors, Inc., a Delaware corporation (the "Company"), "beneficially owned" (as such term is defined in the Securities Exchange Act of 1934, as amended) by each of them with respect to certain matters.

                               TERMS OF AGREEMENT
                               ------------------

         NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto do covenant and agree as follows:

         1. Nature and Term of Agreement. This Agreement is intended to qualify as a voting agreement entered into and in accordance with and pursuant to the terms of Section 218(c) of the Delaware Corporation Law, as amended. The term of this Agreement shall commence on the date hereof and shall continue for six (6) months unless sooner terminated by written consent of the parties hereof.

         2. Representations of Stockholder. Each Stockholder represents that such Stockholder:

                  (a) is the beneficial owner of that number of shares of Class A Common Stock, par value $0.001 per share, of the Company (the "Shares") set forth opposite such Stockholder's name on Exhibit A; and

                  (b) has the right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and this Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable in accordance with its terms except as such validity, enforceability and binding effect may be limited by bankruptcy, insolvency, moratorium and other laws affecting creditors' rights generally and by equitable principles; and such execution, delivery and performance by such Stockholder of this Agreement will not (i) conflict with, require consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract, commitment or other obligation (written or oral) to which such Stockholder is a party or by which such Stockholder is bound; (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation,
applicable  to  such   Stockholder  or  any  of  the  properties  or  assets  of
Stockholder; or (iii) result in the creation of, or impose any obligation on such Stockholder to create any lien, charge or other encumbrance of any nature whatsoever upon the Shares.

         3.       Agreement to Vote Shares.

                  (a) At the annual meeting of the stockholders of the Company to be held on December 15, 2000, or at any adjournment or postponement thereof or in any other circumstances upon which the Stockholders' vote, consent or other approval is sought during the term of this Agreement, the Stockholders agree that they will vote or cause to be voted all of their respective Shares in favor of the following nominees to the Board of Directors of the Company (the "Nominees"):

                                Kinsey C. Craichy
                                Charles M. Egan
                                Carl F. McWilliams

                  (b) At the annual meeting of the stockholders of the Company to be held on December 15, 2000, or at any adjournment or postponement thereof or in any other circumstances upon which the Stockholders' vote, consent or other approval is sought during the term of this Agreement, the Stockholders agree that they will vote or cause to be voted all of their respective Shares in the same manner, as determined in accordance with Section 4(a), with respect to:

                           (i)      any  extraordinary   corporate  transaction,
such as a merger, consolidation or other business combination involving the Company, its subsidiaries and/or affiliates, any sale or transfer of a material amount of assets of the Company, its subsidiaries and/or affiliates or the Company capital stock, any reorganization, recapitalization or liquidation of the Company, its subsidiaries and/or affiliates or any other takeover proposal;

                           (ii)     any  change  in the  management  or Board of
Directors of the Company;

                           (iii)    any   material   change   in   the   present
capitalization or dividend policy of the Company;

                           (iv)     any amendment to the  Company's  Certificate
of Incorporation or Bylaws or other proposal or transaction involving the Company, which amendment or other proposal or transaction changes in any manner the voting rights of any class of the Company's capital stock;

                           (v)      any other  material  change in the Company's
corporate structure or business;

                           (vi)     any shareholder proposal; or

                           (vii)    the appointment of auditors.

                  (c) Each Stockholder hereby appoints Carl McWilliams, until the termination of this Agreement, as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, with respect to the Shares held by such Stockholder, to vote the Shares held by such Stockholder, or grant or execute a consent or approval, at any meeting of the Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought in accordance with this Section 3. Such proxy shall be irrevocable and coupled with an interest. Each Stockholder will take such further action and execute such other instruments as may be necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by it with respect to the Shares held by it. Each Stockholder agrees that this Agreement, including the provisions of this Section 3, may be recorded in the books and records of the Company. Notwithstanding the foregoing, nothing in this Agreement shall limit or affect any Stockholder's ability to vote in his, her or its sole discretion on, and no Stockholder shall grant or be deemed to grant any proxy or power-of-attorney with respect to, any matter other than those matters specifically referred to in this Section 3.

         4.       Proxy Contest.

                  (a) The Stockholders contemplate challenging the current Board of Directors and management of the Company with respect to matters concerning the governance and capitalization of the Company (the "Proxy Contest"). With respect to the Proxy Contest and any other matter set forth in
Section 3, any decision or action of the Stockholders as a group shall first be approved by the affirmative vote of a majority of the Stockholders.

                  (b) In connection with the matters contemplated by this Agreement, each Stockholder hereby agrees to pay a Pro Rata Share of the fees and expenses incurred for legal, proxy solicitation and other professional services rendered in connection herewith. "Pro Rata Share" shall mean the percentage that equals the result of (i) the number one, divided by (ii) the total number of Stockholders hereunder. Each Stockholder further agrees to pay a Pro Rata Share of any costs other than and in addition to those set forth above, which are incurred in connection with the matters contemplated by this Agreement, including, but not limited to, long distance telephone and facsimile charges, copying, printing, courier fees and delivery costs.

         5. Additional Purchases. Each Stockholder agrees that in the event (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting the Shares of such Stockholder, (b) such Stockholder purchases or otherwise acquires after the execution of this Agreement (including by conversion) beneficial ownership of any additional shares of the Company's capital stock, or (c) such Stockholder voluntarily acquires the right to vote or share in the voting of any shares of the Company's capital stock other than the Shares, any such additional shares of the Company's capital stock acquired or purchased by him, her or it shall be subject to the terms of this Agreement and shall constitute Shares to the same extent as if they were owned by such Stockholder on the date hereof. Each Stockholder agrees to promptly notify the other Stockholders upon any change in beneficial ownership of any shares of the Company's capital stock.

         6. No Transfer. Until termination of this Agreement, each Stockholder hereby agrees not to sell, transfer, assign or otherwise dispose of any of his, her or its Shares other than sales, transfers, assignments or other dispositions to affiliates of such Stockholder or to another

Stockholder or transfers upon the death of a Stockholder, without the prior written consent of the Stockholders holding at least two-thirds (2/3) of the remaining number of Shares hereunder. Any permitted transferee of such Shares shall become a party to this Agreement and any purported transfer of such Shares to a person or entity that has not become a party hereto shall be null and void.

         7. Further Assurances. From time to time, at the reasonable request of Carl McWilliams and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by telecopier or sent by certified mail, return receipt requested, postage prepaid or by a recognized air courier service, as follows:

                  Jerry L. Bashore
                  1319 Cameron Hill Court
                  Silver Spring, MD 20910

                  Charles R. Broderick, III
                  100 Dot Sam Road
                  Reisterstown, MD 21136

                  William F. Carroll
                  2649 Woodley Road N.W.
                  Washington, D.C. 20008

                  Carl F. McWilliams
                  927 Montgomery Street
                  Laurel, MD 20707

         9. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any attempted or purported assignment shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         10.      Entire Agreement; No Third-Party Beneficiaries. This Agreement
(a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) is not intended to confer upon any person other than the parties any rights or remedies.

         11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

         12. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed in that State, without giving effect to the conflict of laws provisions thereof.

         13. Venue. Each party hereto hereby irrevocable submits to the exclusive jurisdiction of any state or federal court sitting in the City of Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such state court or, to the extent permitted by law, in such federal court. Each of the parties hereby irrevocably consents to the service of process in any such action or proceeding by the mailing by certified mail of copies of any service or copies of any summons and complaint and any other process to such party at the address specified in Section 8 hereof. The parties further agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 13 shall affect the right of a party to serve legal process in any other manner permitted by law.

         14. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

         15. Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                            [SIGNATURES ON NEXT PAGE]

                                        STOCKHOLDERS:


Date:  November 22, 2000                /s/ Jerry Bashore
                                        ----------------------------------------
                                        Jerry Bashore


Date:  November 22, 2000                /s/ C. R. Broderick, III
                                        ----------------------------------------
                                        C. R. Broderick, III


Date:  November 22, 2000                /s/ William F. Carroll
                                        ----------------------------------------
                                        William F. Carroll


Date:  November 22, 2000                /s/ Carl McWilliams
                                        ----------------------------------------
                                        Carl McWilliams

                                    Exhibit A
                                    ---------


                                                   No. of Shares of Class A
      Name of Stockholder                                Common Stock
      -------------------                                ------------

      Jerry L. Bashore                                      700,695

      Charles R. Broderick, III                             700,695

      William F. Carroll                                    700,695

      Carl F. McWilliams                                  3,119,795
                                                          ---------

             Total Shares:                                5,221,880